Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Signet Jewelers Limited:

We consent to the use of our report dated March 24, 2016, with respect to the consolidated balance sheets of Signet Jewelers Limited and subsidiaries as of January 30, 2016 and January 31, 2015, and the related consolidated statements of income, statements of comprehensive income, statements of cash flows, and statements of shareholders’ equity for the 52 week periods ended January 30, 2016, January 31, 2015, and February 1, 2014, and the effectiveness of internal control over financial reporting as of January 30, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Columbus, Ohio
November 3, 2016